SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 14)*

                      Katy Industries, Inc.
                        (Name of Issuer)

           Common Stock, One Dollar ($1.00) par value
                 (Title of Class of Securities)

                            486026107
                         (CUSIP Number)

                     Philip E. Johnson, Esq.
               Bennington, Johnson, Ruttum & Reeve
                   370 17th Street, Suite 2480
                     Denver, Colorado 80202
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 11, 1994
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 131 Pages

CUSIP No. 486026107            13D            Page 2 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Denis H. Carroll

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          22,940

8.   SHARED VOTING POWER
          3,396,462

9.   SOLE DISPOSITIVE POWER
          22,940

10.  SHARED DISPOSITIVE POWER
          3,396,462

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,419,402

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.9%

14.  TYPE OF REPORTING PERSON*
          IN

CUSIP No. 486026107            13D            Page 3 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Philip E. Johnson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          20,650

8.   SHARED VOTING POWER
          3,725,926

9.   SOLE DISPOSITIVE POWER
          20,650

10.  SHARED DISPOSITIVE POWER
          3,725,926

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,746,576

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.5%

14.  TYPE OF REPORTING PERSON*
          IN

CUSIP No. 486026107            13D            Page 4 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Wallace E. Carroll, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          147,075

8.   SHARED VOTING POWER
          2,866,504

9.   SOLE DISPOSITIVE POWER
          147,075

10.  SHARED DISPOSITIVE POWER
          2,866,504

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,013,579

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.4%

14.  TYPE OF REPORTING PERSON*
          IN

CUSIP No. 486026107            13D            Page 5 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lelia Carroll

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          146,416

8.   SHARED VOTING POWER
          2,901,242

9.   SOLE DISPOSITIVE POWER
          146,416

10.  SHARED DISPOSITIVE POWER
          2,901,242

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,047,658

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.8%

14.  TYPE OF REPORTING PERSON*
          IN

CUSIP No. 486026107            13D            Page 6 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll Trust U/A Dated 2/1/54 F/B/O
          Lelia Carroll

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          2,052,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          2,052,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,052,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.8%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D            Page 7 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Lelia H. Carroll Trust U/A Dated 3/1/55
          F/B/O Lelia Carroll

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          2,052,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          2,052,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,052,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.8%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D            Page 8 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll Trust U/A Dated 7/1/57
          F/B/O Wallace E. Carroll, Jr. and his descendants

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          2,151

8.   SHARED VOTING POWER
          2,052,500

9.   SOLE DISPOSITIVE POWER
          2,151

10.  SHARED DISPOSITIVE POWER
          2,052,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,054,651

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.8%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D            Page 9 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll Trust U/A Dated 7/1/57
          F/B/O Denis H. Carroll and his descendants

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          2,151

8.   SHARED VOTING POWER
          2,052,500

9.   SOLE DISPOSITIVE POWER
          2,151

10.  SHARED DISPOSITIVE POWER
          2,052,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,054,651

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.8%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 10 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll Trust U/A Dated 7/1/57
          F/B/O Lelia Carroll and her descendants

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          2,151

8.   SHARED VOTING POWER
          2,052,500

9.   SOLE DISPOSITIVE POWER
          2,151

10.  SHARED DISPOSITIVE POWER
          2,042,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,052,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.8%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 11 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll Trust U/A Dated 5/1/58
          F/B/O Wallace E. Carroll, Jr. and his descendants

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          372,120

8.   SHARED VOTING POWER
          2,052,500

9.   SOLE DISPOSITIVE POWER
          372,120

10.  SHARED DISPOSITIVE POWER
          2,052,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,424,620

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.9%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 12 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll Trust U/A Dated 5/1/58
          F/B/O Denis H. Carroll and his descendants

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          372,120

8.   SHARED VOTING POWER
          2,052,500

9.   SOLE DISPOSITIVE POWER
          372,120

10.  SHARED DISPOSITIVE POWER
          2,052,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,424,620

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.9%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 13 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll Trust U/A Dated 5/1/58
          F/B/O Lelia Carroll and her descendants

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          372,120

8.   SHARED VOTING POWER
          2,052,500

9.   SOLE DISPOSITIVE POWER
          372,120

10.  SHARED DISPOSITIVE POWER
          2,052,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,424,620

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.9%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 14 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Lelia H. Carroll Trust U/A Dated 7/12/62

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          288,405

8.   SHARED VOTING POWER
          431,788

9.   SOLE DISPOSITIVE POWER
          288,405

10.  SHARED DISPOSITIVE POWER
          431,788

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          720,193

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.0%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 15 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          CRL, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          718,680

8.   SHARED VOTING POWER
          1,333,820

9.   SOLE DISPOSITIVE POWER
          718,680

10.  SHARED DISPOSITIVE POWER
          1,333,820

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,052,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.8%

14.  TYPE OF REPORTING PERSON*
          CO

CUSIP No. 486026107            13D           Page 16 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll Estate

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          53,598

8.   SHARED VOTING POWER
          2,052,500

9.   SOLE DISPOSITIVE POWER
          53,598

10.  SHARED DISPOSITIVE POWER
          2,052,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,106,098

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.1%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 17 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll Trust U/A Dated 1/20/61

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          60,787

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          60,787

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          60,787

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 18 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. and Lelia H. Carroll Trust U/A Dated
          12/15/78

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          30,000

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          30,000

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 19 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll, Jr. Trust #1 U/A Dated 12/30/76

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          1,000

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          1,000

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 20 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Wallace E. Carroll, Jr. Trust #2 U/A Dated 12/30/76

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          774

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          774

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          774

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 21 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Carroll Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          40,908

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          40,908

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,908

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 22 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lelia H. Carroll

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          69,762

8.   SHARED VOTING POWER
          108,481

9.   SOLE DISPOSITIVE POWER
          69,762

10.  SHARED DISPOSITIVE POWER
          108,481

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          178,481

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.0%

14.  TYPE OF REPORTING PERSON*
          IN

CUSIP No. 486026107            13D           Page 23 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Pamela C. Crigler

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          1,780

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          1,780

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,780

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          IN

CUSIP No. 486026107            13D           Page 24 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gage Partnership, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          7,691

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          7,691

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,691

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          PN

CUSIP No. 486026107            13D           Page 25 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gage Partnership 1989, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          2,207

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          2,207

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,207

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          PN

CUSIP No. 486026107            13D           Page 26 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gage Partnership 1990, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          5,252

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          5,252

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,252

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          PN

CUSIP No. 486026107            13D           Page 27 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gage Partnership 1991, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          19,406

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          19,406

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,406

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          PN

CUSIP No. 486026107            13D           Page 28 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Z Liquidation Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          645,000

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          645,000

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          645,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.2%

14.  TYPE OF REPORTING PERSON*
          CO

CUSIP No. 486026107            13D           Page 29 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          LeWa Company

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          416,338

8.   SHARED VOTING POWER
          15,450

9.   SOLE DISPOSITIVE POWER
          416,338

10.  SHARED DISPOSITIVE POWER
          15,450

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          431,788

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.8%

14.  TYPE OF REPORTING PERSON*
          CO

CUSIP No. 486026107            13D           Page 30 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Amelia M. Carroll

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          6,164

8.   SHARED VOTING POWER
          2,801,044

9.   SOLE DISPOSITIVE POWER
          6,164

10.  SHARED DISPOSITIVE POWER
          2,801,044

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,807,208

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.1%

14.  TYPE OF REPORTING PERSON*
          IN

CUSIP No. 486026107            13D           Page 31 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Arthur R. Miller

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          2,801,043

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          2,801,043

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,801,043

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31%

14.  TYPE OF REPORTING PERSON*
          IN

CUSIP No. 486026107            13D           Page 32 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Brooke H. Johnson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          2,052,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          2,052,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,052,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.8%

14.  TYPE OF REPORTING PERSON*
          IN

CUSIP No. 486026107            13D           Page 33 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Marital Trust Created Under the Will of Wallace E.
          Carroll

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION


  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          55,121

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          55,121

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          55,121

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          OO

CUSIP No. 486026107            13D           Page 34 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WEC Partnership, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          16,501

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          16,501

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          16,501

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          PN

CUSIP No. 486026107            13D           Page 35 of 131 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SIS Partnership, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          19,552

8.   SHARED VOTING POWER
          -0-

9.   SOLE DISPOSITIVE POWER
          19,552

10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,552

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          less than 1%

14.  TYPE OF REPORTING PERSON*
          PN

                        AMENDMENT NO. 14
                         TO SCHEDULE 13D

          This statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc. (the "Company"). This statement is being filed in accordance with
Item 101(a)(2)(ii) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). Accordingly, Items 1 through 7 have been amended and restated in their entirety from the initial filing of this statement on January 15, 1992 (the "Initial Filing").

          This restated and amended statement on Schedule 13D is jointly filed by Denis H. Carroll, Philip E. Johnson, Wallace E. Carroll, Jr., Lelia Carroll, The Wallace E. Carroll Trust U/A Dated 2/1/54 F/B/O Lelia Carroll (the "LC '54 Trust"), The Lelia
H. Carroll Trust U/A Dated 3/1/55 F/B/O Lelia Carroll (the "LC '55 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '57 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Denis H. Carroll and his descendants (the "DHC '57 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Lelia Carroll and her descendants (the "LC '57 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '58 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Denis H. Carroll and his descendants (the "DHC '58 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Lelia Carroll and her descendants (the "LC '58 Trust"), The Lelia H. Carroll Trust U/A Dated 7/12/62 (the "'62 Trust"), The Wallace E. Carroll Trust U/A Dated 1/20/61 (the "'61 Trust"), The Wallace E. and Lelia H. Carroll Trust U/A Dated 12/15/78 (the "'78 Trust"), The Wallace E. Carroll, Jr. Trust Number 1 U/A Dated 12/30/76 (the "'76 Trust Number 1"), The Wallace E. Carroll, Jr. Trust Number 2 U/A Dated 12/30/76 (the "'76 Trust Number 2"), CRL, Inc., a Delaware corporation ("CRL"), The Wallace E. Carroll Estate, The Carroll Foundation, Lelia H. Carroll, Pamela C. Crigler, Gage Partnership, Ltd., a Colorado limited partnership ("Gage Ltd."), Gage Partnership 1989, Ltd., a Colorado limited partnership ("Gage 1989"), Gage Partnership 1990, Ltd., a Colorado limited partnership ("Gage 1990"), Gage Partnership 1991, Ltd., a Colorado limited partnership ("Gage 1991"), Z Liquidation Corporation, an Illinois corporation, LeWa Company, an Illinois corporation ("LeWa"), Amelia M. Carroll, Arthur R. Miller, Brooke H. Johnson, the Marital Trust Created Under the Will of Wallace E. Carroll (the "Marital Trust"), WEC Partnership, Ltd., a Colorado partnership, and SIS Partnership, Ltd., a Colorado partnership, pursuant to a Joint 13D Filing Agreement dated as of September 1, 1992, as amended (collectively, the "Reporting Persons").

                      Page 36 of 131 Pages

Item 1.   Security and Issuer

          Item 1 is hereby restated in its entirety as follows:

          Common stock, One Dollar ($1.00) par value, of Katy
Industries, Inc., 853 Dundee Avenue, Elgin, Illinois 60120.

Item 2.   Identity and Background

          Item 2 is hereby restated and amended in its entirety as follows:

     A.   Denis H. Carroll

          a.   Denis H. Carroll
          b.   CRL Industries, Inc.
               2345 Waukegan Road, Suite S-200
               Bannockburn, Illinois  60015-1528
          c.   Vice President and Chairman of CRL Industries,
Inc.
          d.   Negative
          e.   Negative
          f.   United States Citizen

     B.   Philip E. Johnson

          a.   Philip E. Johnson
          b.   c/o Bennington, Johnson, Ruttum & Reeve
               370 17th Street, Suite 2480
               Denver, Colorado  80202
          c.   Partner with Bennington, Johnson, Ruttum & Reeve,
               Attorneys at Law, 370 17th Street, Suite 2480,
               Denver, Colorado 80202
          d.   Negative
          e.   Negative
          f.   United States Citizen

     C.   Wallace E. Carroll, Jr.

          a.   Wallace E. Carroll, Jr.
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          c.   Chairman and Vice President of CRL, Inc.
          d.   Negative
          e.   Negative
          f.   United States Citizen

     D.   Lelia Carroll

          a.   Lelia Carroll
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111

                      Page 37 of 131 Pages

          c.   Vice President and Director of CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          d.   Negative
          e.   Negative
          f.   United States Citizen

     E.   The Wallace E. Carroll Trust U/A Dated 2/1/54 F/B/O
          Lelia Carroll

          a.   The Wallace E. Carroll Trust U/A Dated 2/1/54
               F/B/O Lelia Carroll
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     F.   The Lelia H. Carroll Trust U/A Dated 3/1/55 F/B/O Lelia
          Carroll

          a.   The Wallace E. Carroll Trust U/A Dated 3/1/55
               F/B/O Lelia Carroll
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     G.   The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O
          Wallace E. Carroll, Jr. and his descendants

          a.   The Wallace E. Carroll Trust U/A Dated 7/1/57
               F/B/O Wallace E. Carroll, Jr. and his descendants
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     H.   The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O
          Denis H. Carroll and his descendants

          a.   The Wallace E. Carroll Trust U/A Dated 7/1/57
               F/B/O Denis H. Carroll and his descendants
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111

                      Page 38 of 131 Pages

          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     I.   The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O
          Lelia Carroll and her descendants

          a.   The Wallace E. Carroll Trust U/A Dated 7/1/57
               F/B/O Lelia Carroll and her descendants
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     J.   The Wallace E. and Lelia H. Carroll Trust U/A Dated
          5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants

          a.   The Wallace E. and Lelia H. Carroll Trust U/A
               Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his
               descendants
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     K.   The Wallace E. and Lelia H. Carroll Trust U/A Dated
          5/1/58 F/B/O Denis H. Carroll and his descendants

          a.   The Wallace E. and Lelia H. Carroll Trust U/A
               Dated 5/1/58 F/B/O Denis H. Carroll and his
               descendants
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     L.   The Wallace E. and Lelia H. Carroll Trust U/A Dated
          5/1/58 F/B/O Lelia Carroll and her descendants

          a.   The Wallace E. and Lelia H. Carroll Trust U/A
               Dated 5/1/58 F/B/O Lelia Carroll and her descendants

                      Page 39 of 131 Pages

          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     M.   The Lelia H. Carroll Trust U/A Dated 7/12/62

          a.   The Lelia H. Carroll Trust U/A Dated 7/12/62
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, CO  80111
          c.   Not Applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     N.   The Wallace E. Carroll Trust U/A Dated 1/20/61

          a.   The Wallace E. Carroll Trust U/A Dated 1/20/61
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, CO  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     O.   The Wallace E. and Lelia H. Carroll Trust U/A Dated
          12/15/78

          a.   The Wallace E. and Lelia H. Carroll Trust U/A
               Dated 12/15/78
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, CO  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     P.   The Wallace E. Carroll, Jr. Trust Number 1 U/A Dated
          12/30/76

          a.   The Wallace E. Carroll, Jr. Trust Number 1 U/A
               Dated 12/30/76
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, CO  80111

                      Page 40 of 131 Pages

          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     Q.   The Wallace E. Carroll, Jr. Trust Number 2 U/A Dated
          12/30/76

          a.   The Wallace E. Carroll, Jr. Trust Number 2 U/A
               Dated 12/30/76
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, CO  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     R.   CRL, Inc.

          a.   CRL, Inc.
          b.   State of Incorporation:  Delaware
          c.   Principal Business:  A diversified holding company
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          d.   Negative
          e.   Negative

          Executive Officers & Directors of CRL, Inc.

               John R. Prann, Jr.

               a.   John R. Prann, Jr. (President and Director)
               b.   CRL, Inc.
                    6300 S. Syracuse, Suite 300
                    Englewood, CO  80111
               c.   President and Director of CRL, Inc. and
                    President and CEO of Katy Industries, Inc.
               d.   Negative
               e.   Negative
               f.   United States Citizen

               Wallace E. Carroll, Jr. (Chairman, Director and
               Vice President)

               (information provided above)

               Lelia Carroll (Vice President and Director)

               (information provided above)


                      Page 41 of 131 Pages

               Jonathan Johnson

               a.   Jonathan Johnson (Vice President, Chief
                    Financial Officer and Secretary)
               b.   CRL, Inc.
                    6300 S. Syracuse, Suite 300
                    Englewood, CO  80111
               c.   Vice President, Chief Financial Officer and
                    Secretary of CRL, Inc.
               d.   Negative
               e.   Negative
               f.   United States Citizen

     S.   The Wallace E. Carroll Estate

          a.   The Wallace E. Carroll Estate
          b.   c/o Philip Johnson
               Bennington, Johnson, Ruttum & Reeve
               370 17th Street, Suite 2480
               Denver, Colorado  80202
          c.   Not Applicable
          d.   Negative
          e.   Negative
          f.   Illinois

     T.   The Carroll Foundation

          a.   The Carroll Foundation
          b.   c/o Philip E. Johnson
               Bennington, Johnson, Ruttum & Reeve
               370 17th Street, Suite 2480
               Denver, Colorado  80202
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   Colorado

     U.   Lelia H. Carroll

          a.   Lelia H. Carroll
          b.   c/o Philip E. Johnson
               Bennington, Johnson, Ruttum & Reeve
               370 17th Street, Suite 2480
               Denver, Colorado  80202
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   United States

     V.   Pamela C. Crigler

          a.   Pamela C. Crigler

                      Page 42 of 131 Pages

          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   United States

     W.   Gage Partnership, Ltd.

          a.   Gage Partnership. Ltd.
          b.   State of Organization:  Colorado
          c.   Principal Business: investment partnership
               c/o Philip E. Johnson
               Bennington, Johnson, Ruttum & Reeve
               370 17th Street, Suite 2480
               Denver, Colorado  80202
          d.   Negative
          e.   Negative

          General Partner of Gage Partnership, Ltd.

               Philip E. Johnson

               (information provided above)

     X.   Gage Partnership 1989, Ltd.

          a.   Gage Partnership 1989, Ltd.
          b.   State of Organization:  Colorado
          c.   Principal Business: investment partnership
               c/o Philip E. Johnson
               Bennington, Johnson, Ruttum & Reeve
               370 17th Street, Suite 2480
               Denver, Colorado  80202
          d.   Negative
          e.   Negative

          General Partner of Gage Partnership 1989, Ltd.

               Philip E. Johnson

               (information provided above)

     Y.   Gage Partnership 1990, Ltd.

          a.   Gage Partnership 1990, Ltd.
          b.   State of Organization:  Colorado
          c.   Principal Business: investment partnership
               c/o Philip E. Johnson
               Bennington, Johnson, Ruttum & Reeve
               370 17th Street, Suite 2480
               Denver, Colorado  80202

                      Page 43 of 131 Pages

          d.   Negative
          e.   Negative

          General Partner of Gage Partnership 1990, Ltd.

               Philip E. Johnson

               (information provided above)

     Z.   Gage Partnership 1991, Ltd.

          a.   Gage Partnership 1991, Ltd.
          b.   State of Organization:  Colorado
          c.   Principal Business: investment partnership
               c/o Philip E. Johnson
               Bennington, Johnson, Ruttum & Reeve
               370 17th Street, Suite 2480
               Denver, Colorado  80202
          d.   Negative
          e.   Negative

          General Partner of Gage Partnership 1991, Ltd.

               Denis H. Carroll

               (information provided above)

     AA.  Z Liquidation Corporation

          a.   Z Liquidation Corporation
          b.   State of Incorporation:  Illinois
          c.   Principal Business:  holding company
               6300 S. Syracuse, Suite 300
               Englewood, CO  80111
          d.   Negative
          e.   Negative

          Executive Officers and Directors of Z Liquidation
          Corporation

               Wallace E. Carroll, Jr. (Chairman and Director)

               (information provided above)

               Lelia Carroll (Vice President and Director)

               (information provided above)

               John R. Prann, Jr. (President and Director)

               (information provided above)


                      Page 44 of 131 Pages

               Jonathan Johnson (Secretary and Treasurer)

               (information provided above)

     BB.  LeWa Company

          a.   LeWa Company
          b.   State of Incorporation:  Illinois
          c.   Principal Business:  real estate management
               6300 S. Syracuse, Suite 300
               Englewood, CO  80111
          d.   Negative
          e.   Negative

          Executive Officers and Directors of LeWa Company

               Philip E. Johnson (President)

               (information provided above)

               Byron Prais (Executive Vice President)

               a.   Byron Prais
               b.   c/o CRL Industries, Inc.
                    2345 Waukegan Road, Suite S-200
                    Bannockburn, Illinois  60015-1528
               c.   Executive Vice President of LeWa Company
               d.   Negative
               e.   Negative
               f.   United States Citizen

               Jonathan Johnson (Chief Financial Officer,
                    Vice President and Secretary)

               (information provided above)

               Barry J. Carroll (Vice President and Director)

               (information provided above)

               Wallace E. Carroll, Jr. (Vice President and
               Director)

               (information provided above)

               Denis H. Carroll (Vice President and Director)

               (information provided above)

               Lelia Carroll (Vice President and Director)

               (information provided above)

                      Page 45 of 131 Pages

     CC.  Amelia M. Carroll

          a.   Amelia M. Carroll
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado  80111
          c.   Counselor - Ponderosa High School
               7007 East Bayou Gulch Road
               Parker, Colorado  80134
          d.   Negative
          e.   Negative
          f.   United States

     DD.  Arthur R. Miller

          a.   Arthur R. Miller
          b.   Holleb & Coff
               2345 Waukegan Road, Suite S-200
               Bannockburn, Illinois  60015-1528
          c.   Partner, Holleb & Coff Attorneys at Law
               55 East Monroe Street, Suite 4100
               Chicago, Illinois  60603-5896
          d.   Negative
          e.   Negative
          f.   United States

     EE.  Brooke H. Johnson

          a.   Brooke H. Johnson
          b.   c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado 80111
          c.   Not applicable
          d.   Negative
          e.   Negative
          f.   United States

     FF.  Marital Trust Created Under the Will of Wallace E.
          Carroll

          a.   Marital Trust Created Under the Will of Wallace E.
               Carroll
          b.   State of Organization:
          c.   Principal Business: estate planning vehicle
               c/o Bennington, Johnson, Ruttum & Reeve
               370 17th Street, Suite 2480
               Denver, Colorado  80202
          d.   Negative
          e.   Negative


                      Page 46 of 131 Pages

     GG.  WEC Partnership, Ltd.

          a.   WEC Partnership, Ltd.
          b.   State of Organization:  Colorado
          c.   Principal Business: estate planning vehicle
               c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado 80111
          d.   Negative
          e.   Negative

          General Partner of WEC Partnership, Ltd.

               Wallace E. Carroll, Jr.

               (information provided above)

     HH.  SIS Partnership, Ltd.

          a.   SIS Partnership, Ltd.
          b.   State of Organization:  Colorado
          c.   Principal Business: estate planning vehicle
               c/o CRL, Inc.
               6300 S. Syracuse, Suite 300
               Englewood, Colorado 80111
          d.   Negative
          e.   Negative

          General Partner of SIS Partnership, Ltd.

               Lelia Carroll

               (information provided above)

                      Page 47 of 131 Pages

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby restated and amended in its entirety as follows:

          This amended and restated statement is being filed for the purpose of reporting execution of the definitive documentation relating to the credit agreements referred to below and for the purpose of filing such credit agreements as exhibits to this statement.

          The total amount of funds required by Lelia Carroll to make the purchases of Shares reported under Item 5(c) was $3,190,857.50 (including commissions). The total amount of funds required by Wallace E. Carroll, Jr. to make the purchases of Shares reported under Item 5(c) was $3,190,857.50 (including commissions). Ms. Carroll and Mr. Carroll acquired all of such funds from CRL pursuant to credit agreements entered into between each of them and CRL. The terms of the credit agreements provide that CRL will loan up to $6,000,000 to each of Mr. Carroll and Ms. Carroll for a period of one year, with interest at the prime rate of The Northern Trust Company plus one percentage point.
The foregoing description of the credit agreements is qualified in its entirety by reference to the credit agreements filed as Exhibits AA and BB, respectively, to this amended and restated statement and incorporated herein in their entirety by reference.

          The Reporting Persons anticipate that the funds used to make any additional purchases described in paragraph 5 of Item 4 of this restated and amended statement will be provided from CRL's cash balances and funds expected to be available under an Amended and Restated Revolving Credit Agreement dated as of December 9, 1993 between CRL and The Northern Trust Company (the "Revolving Credit Agreement") or, if such purchases are effected by Ms. Carroll or Mr. Carroll, from funds available under the credit agreements between such persons and CRL as described above.

          The Revolving Credit Agreement provides available borrowings and letters of credit to CRL in an aggregate amount not to exceed $20,000,000. Outstanding borrowings bear interest at the prime rate of The Northern Trust Company as then in effect. CRL is also required to pay a facility fee equal to a rate per annum of 3/8% of the total commitment less outstanding borrowings and letters of credit. The Revolving Credit Agreement is secured by a pledge of certain securities, other than Shares of the Company, held by CRL. The foregoing description of the Revolving Credit Agreement is qualified in its entirety by reference to the copy of the Revolving Credit Agreement filed as Exhibit CC and incorporated herein by reference.

Item 4.   Purpose of Transaction

          Item 4 is hereby restated and amended in its entirety as follows:

                      Page 48 of 131 Pages

          Certain portions of the following discussion relate to matters previously disclosed by the Reporting Persons and such information is included herein for purposes of restating this statement on Schedule 13D pursuant to Regulation S-T.

          The Shares reported herein as beneficially owned by the Reporting Persons are held as investment assets of the irrevocable trusts created by Wallace E. Carroll for the benefit of his descendants, and as investments of the Wallace E. Carroll Estate, the Carroll Foundation, the limited partnerships, corporations and individuals named as Reporting Persons above. Except as described below, none of the Reporting Persons has any plan or proposal which relates to or would result in any of the matters described in (a)-(j) of this Item.

          On November 29, 1993, the Reporting Persons understand that Steinhardt Enterprise, Inc. ("Steinhardt") and Pensler Capital Corp. ("Pensler") announced that they had proposed to acquire the Company in a transaction pursuant to which the holders of outstanding Shares would receive $28 in cash per share.

          On December 1, 1993, Philip E. Johnson, on behalf of Holdings, delivered a letter to Mr. Jacob Saliba, Chairman of the Company's Board of Directors, terminating the previously announced Merger Agreement between the Company and Katy Holdings, Inc., a Carroll family-owned company, pursuant to which holders of outstanding Shares (other than the Reporting Persons) would have received $25.75 in cash per Share. A copy of this letter is attached hereto as Exhibit DD and is incorporated herein by reference.

          On December 1, 1993, the Reporting Persons disclosed that CRL and other of the Reporting Persons intended to acquire additional Shares (i) through open market purchases, privately negotiated transactions or otherwise, or (ii) pursuant to the terms of the Stock Purchase Agreement described in Item 6 below, in the event that Mr. Barry Carroll, members of his immediate family, entities controlled by such persons or trusts formed for their benefit (the "BJC Group") desire to dispose of Shares, in any such case in the Reporting Persons' discretion from time to time and at prices that are satisfactory to them. The Reporting Persons stated that the purpose of any such purchases would be to establish the position of the Reporting Persons as the holders, in the aggregate, of a majority of the outstanding Shares and thereby to assure the control of the Company by the members of the Carroll Family regardless of the level of Share holdings of members of the BJC Group. The Reporting Persons stated that such purchases would depend upon, among other things, the number of Shares then held by the Reporting Persons, the availability of Shares for purchase at satisfactory prices, the availability and alternative uses of funds, the performance of the Shares in the market, an assessment of the business and prospects of the Company, and general economic and stock market conditions. The

                      Page 49 of 131 Pages

Reporting Persons also disclosed that they do not presently intend to engage in any transaction or series of transactions that would result in the Shares being eligible for termination under the Securities Exchange Act of 1934 or not being publicly traded or quoted.

          In accordance with their expressed intent, the Reporting Persons effected certain purchases of Shares on the New
York Stock Exchange on December 2 and 3, 1993 as reported in Item
5(c) below.

          Effective December 1, 1993, members of the BJC Group ceased to be Reporting Persons for purposes of this statement on
Schedule 13D. The Reporting Persons understand that the members of the BJC Group have filed a separate statement on Schedule 13D relating to their beneficial ownership of Shares.

          On December 2, 1993, the Reporting Persons understand that Pensler urged the Board of Directors of the Company to issue Pensler certain Shares at $28 per Share in response to the Reporting Persons' previously-announced decision to acquire additional Shares. The Reporting Persons believe that any such action would wrongfully dilute their interest in the Company and would oppose any such action.

          On December 3, 1993, the Board of Directors of the Company authorized a committee of the Board of Directors to explore and evaluate (i) the previously-announced proposal of Steinhardt and Pensler to acquire the Company in a transaction pursuant to which the holders of the outstanding Shares would receive $28 per Share in cash and (ii) any other proposals that might arise. At the Board meeting during which such committee was designated, certain of the Reporting Persons who sit on the Board of Directors requested, among other things, to be named to such committee or otherwise to be formally involved in the deliberations of such committee prior to the time that any recommendation by the committee is made to the full Board. The Board of Directors rejected all of such requests. The Reporting Persons believe that the Board in so acting (i) wrongfully disregarded the Reporting Persons' interest in the Company and
(ii) intentionally attempted to reduce the influence of the Reporting Persons on the affairs of the Company.

          CRL filed on December 7, 1993 with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and delivered a related notice to the Company, regarding the possible future acquisition of an amount of Shares which will exceed the 25 percent reporting threshold under that Act.

                      Page 50 of 131 Pages

          On December 7, 1993, Philip E. Johnson, on behalf of the Reporting Persons, sent the letter attached hereto as Exhibit
EE which is incorporated herein in its entirety by reference, to the Special Committee's legal advisor.

          On December 13, 1993, at a special meeting of the Board of Directors of the Company, Philip E. Johnson, on behalf of the Reporting Persons, advised the board that the Reporting Persons would not sell the Shares beneficially owned by them pursuant to the previously announced merger proposal of Steinhardt and Pensler and would vote all of such Shares against any transaction embodying such proposal.

          As previously disclosed, the Reporting Persons intend to consider alternatives that would maximize the value of all Shares. The Reporting Persons do not intend to make another proposal to acquire all of the remaining equity interest in the Company not held by them. In the future, the Reporting Persons may, from time to time, reallocate among themselves ownership of the Shares covered hereby to accomplish estate planning or other financial or investment planning goals.

          The Reporting Persons understand that on January 31,
1994, the Company issued the press release attached hereto as Exhibit JJ and incorporated herein in its entirety by reference.

          On January 31, 1994, Barry J. Carroll sent to certain of the Reporting Persons a Notice of Intent to Sell on Market (the "Sale Notice") pursuant to paragraph 6 of the Stock Purchase Agreement (described in Item 6 below). The Notice related to a proposed sale in the market of 90,100 Shares held by the BJC '58 Trust (as defined in Item 5 below). Pursuant to the terms of the Stock Purchase Agreement, certain of the Reporting Persons had the option to acquire such Shares from the BJC '58 Trust by giving notice of their intent to exercise such option to Barry J. Carroll within five days of the date of the Sale Notice. Additionally, certain of the corporate Reporting Persons had an additional five day period during which to exercise an option to acquire such Shares if the other Reporting Persons did not exercise their option within the initial five day period. A copy of the letter from Barry J. Carroll to certain of the Reporting Persons dated January 31, 1994 and the Sale Notice are attached hereto as Exhibits KK and LL, respectively, and incorporated herein in their entirety by reference.

          The Reporting Persons elected not to exercise their option to acquire the Shares proposed to be sold by the BJC '58 Trust. On February 4, 1994, Arthur R. Miller sent the letter attached hereto as Exhibit MM and incorporated herein in its entirety by reference to Barry J. Carroll. On February 8, 1994, certain of the corporate Reporting Persons executed the Waiver attached hereto as Exhibit NN and incorporated herein in its entirety by reference.

                      Page 51 of 131 Pages

          Certain of the Reporting Persons who are directors of the Company have had discussions with other members of the Company's Board of Directors concerning a possible declassification of the Company's Board of Directors and a possible reduction in the number of directors. No such proposal has yet been submitted by any member of the Board or considered by the full Board of Directors.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby restated and amended in its entirety as follows:

          (a) This amended statement is filed with respect to Shares of the Company in which the Reporting Persons have or share voting and investment power. Information concerning the number and percentage of Shares beneficially owned by each of the Reporting Persons is set forth on the cover pages of this restated and amended statement, which are incorporated herein in their entirety by reference. The Reporting Persons beneficially own in the aggregate 4,561,637 Shares or approximately 50.6 percent of the outstanding Shares. Additional information concerning the nature of the beneficial ownership of Shares of the Reporting Persons is set forth below.

          Denis H. Carroll holds 1,734 Shares directly and may be deemed to beneficially own 6,164 Shares held by his wife Patricia
S. Carroll and 3,028, 3,028 and 3,028 Shares held by his children Catherine A. Carroll, Bridget A. Carroll and Patrick J. Carroll III, respectively. Denis H. Carroll disclaims beneficial ownership of Shares held by his wife and such Shares are excluded from his reported beneficial ownership. Denis H. Carroll may also be deemed to beneficially own 1,800 Shares held in custodial accounts for his children.

          Wallace E. Carroll, Jr. holds 119,100 Shares and may be deemed to beneficially own 6,164 Shares held by his wife Amelia
M. Carroll and 1,780 Shares held by his daughter Pamela C.
Crigler. Wallace E. Carroll, Jr. may also be deemed to beneficially own 11,474 Shares held in custodial accounts for his children.

          Philip E. Johnson holds 5,550 Shares. Lelia Carroll holds 125,064 Shares directly. Lelia Carroll may also be deemed to beneficially own 1,800 Shares held in custodial accounts for the benefit of her children.

          Lelia H. Carroll, the surviving wife of Wallace E.
Carroll, Sr., holds 69,762 Shares.

          The DHC '57 Trust and DHC '58 Trust hold 2,151 and 372,120 Shares, respectively. The trustees of such trusts are Denis H. Carroll, Philip E. Johnson and Arthur R. Miller. Accordingly such persons may be deemed to share beneficial ownership of the Shares beneficially owned by such trusts.

                      Page 52 of 131 Pages

          The LC '57 Trust and LC '58 Trust hold 2,151 and 372,120 Shares, respectively. The trustees of such trusts are Lelia Carroll, Philip E. Johnson and Amelia M. Carroll. Accordingly such persons may be deemed to share beneficial ownership of the Shares beneficially owned by such trusts.

          The WEC, Jr. '57 Trust and WEC, Jr. '58 Trust hold 2,151 and 372,121 Shares, respectively. The trustees of such trusts are Wallace E. Carroll, Jr., Arthur R. Miller and Amelia
M. Carroll. Accordingly, such persons may be deemed to share beneficial ownership of Shares beneficially owned by such trusts.

          The DHC '57 Trust, the LC '57 Trust and the WEC, Jr. '57 Trust, together with The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Barry J. Carroll and his descendants, are collectively referred to as the "'57 SubTrusts." The DHC '58 Trust, the LC '58 Trust and the WEC, Jr. '58 Trust, together with The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Barry J. Carroll and his descendants (the "BJC '58 Trust"), are collectively referred to as the "'58 Trusts."

          The '61 Trust, '62 Trust and '78 Trust hold 60,787, 288,405 and 30,000 Shares, respectively. The trustees of such trusts are Denis H. Carroll, Philip E. Johnson and Barry J. Carroll. Accordingly, such persons may be deemed to share beneficial ownership of Shares beneficially owned by such trusts.

          The '76 Trust Number 1 and '76 Trust Number 2 (collectively, the "W.E.C. Jr. Trusts") each hold 1,000 and 774 Shares, respectively. The W.E.C. Jr. Trusts are irrevocable trusts established by Wallace E. Carroll, Jr. for the benefit of his descendants. Barry J. Carroll and Lelia Carroll serve as trustees and each may be deemed to share beneficial ownership of the Shares held by the W.E.C. Jr. Trusts.

          CRL holds 718,680 Shares and indirectly beneficially owns an additional 1,333,820 Shares through its wholly-owned subsidiaries, and Z Liquidation Corporation, one of such subsidiaries, holds 645,000 of such Shares. The LC '54 Trust, the LC '55 Trust, the '57 SubTrusts, the '58 SubTrusts, Barry J. Carroll, Denis H. Carroll, Wallace E. Carroll, Jr., Lelia Carroll and The Wallace E. Carroll Estate, which hold all of the outstanding stock of CRL, may be deemed to share beneficial ownership of the Shares indirectly beneficially owned by CRL. Lelia Carroll, Brooke H. Johnson, the daughter of Lelia Carroll, and Amelia M. Carroll serve as trustees of the LC '54 Trust and the LC '55 Trust and may be deemed to share beneficially ownership of the Shares deemed beneficially owned by such trusts.

          The Wallace E. Carroll Estate (the "Estate") holds 53,598 Shares. The administrators of the Estate, Barry J. Carroll, Denis H. Carroll, Philip E. Johnson and Lelia H. Carroll, may be deemed to share beneficial ownership of the

                      Page 53 of 131 Pages

Shares held by the Estate. The Carroll Foundation, a Colorado private foundation (the "Foundation"), holds 40,908 Shares. The administrators of the Foundation, Barry J. Carroll, Denis H. Carroll and Lelia Carroll may be deemed to share beneficial ownership of the Shares held by the Foundation.

          Gage, Gage 1989, Gage 1990 and Gage 1991, all of which are Colorado limited partnerships, hold 7,691, 2,207, 5,252 and 19,406 Shares, respectively. As the sole general partner of Gage, Gage 1989 and Gage 1990, Philip E. Johnson may be deemed to beneficially own all of the Shares held by Gage, Gage 1989 and Gage 1990. As the sole general partner of Gage 1991, Denis H. Carroll may be deemed to beneficially own all of the Shares held by Gage 1991.

          LeWa holds 416,338 Shares and may be deemed to indirectly beneficially own 15,450 Shares held by one of its wholly-owned subsidiaries. Barry J. Carroll, Denis H. Carroll, Wallace E. Carroll, Jr., Lelia Carroll and the '62 Trust, which hold all of the outstanding stock of LeWa, may be deemed to share beneficial ownership of the Shares held and indirectly beneficially owned by LeWa.

          The Marital Trust is the direct beneficial owner of 55,121 Shares. The trustees of the Marital Trust are Denis H. Carroll, Philip E. Johnson, Barry J. Carroll and Lelia H. Carroll and as a result such persons may be deemed the beneficial owners of Shares directly beneficially owned by the Marital Trust. The Marital Trust was created under the will of Wallace E. Carroll for the benefit of his descendants.

          The WEC Partnership, Ltd. and SIS Partnership, Ltd. directly beneficially own 16,501 Shares and 19,552 Shares, respectively. Wallace E. Carroll, Jr. and Lelia Carroll, respectively, are the sole general partners of the WEC Partnership, Ltd. and LCJ Partnership, Ltd., respectively, and such persons may be deemed to be the beneficial owners of Shares directly beneficially owned by the respective partnerships.

          (b) The information regarding sole or shared voting power and sole or shared dispositive power of Shares beneficially owned by the Reporting Persons, as a result of the relationships described in Item 5(a) above, is contained on the cover pages to this restated and amended statement. All of such information is incorporated herein in its entirety by this reference.

          (c) The following table sets forth purchases of Shares by the Reporting Persons within the last sixty days. All such purchases were effected on the New York Stock Exchange by Wallace E. Carroll, Jr. and Lelia Carroll. No other transfers of Shares were effected by the Reporting Persons during the last sixty days.

                      Page 54 of 131 Pages

                                               Price Per Share
         Date                Shares*            (exclusive of
                                                commissions)
       12/2/93                13,500              at $26.25
       12/2/93                 3,000              at  26.375
       12/2/93                23,300              at  26.50
       12/3/93                 2,000              at  26.625
       12/3/93                15,000              at  26.75
       12/3/93               181,000              at  26.875
___________________

* Wallace E. Carroll, Jr. and Lelia Carroll each purchased one half of the Shares reported above.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Item 6 is hereby restated and amended in its entirety as follows:

          Denis H. Carroll, Wallace E. Carroll, Jr., Lelia Carroll, and Barry J. Carroll are siblings. Barry J. Carroll is not a Reporting Person for purposes of this statement on Schedule 13D. Lelia H. Carroll is the wife of the deceased Wallace E. Carroll. Philip E. Johnson is the former husband of Lelia Carroll. Brooke H. Johnson is the daughter of Philip E. Johnson and Lelia Carroll. Wallace E. Carroll, Jr. is the husband of Amelia M. Carroll. Pamela C. Crigler is the daughter of
Wallace E. Carroll, Jr. and Amelia M. Carroll.

          There are no arrangements or understandings, written or otherwise, among the persons and entities identified in Item 2 above with respect to the Shares beneficially owned by such persons, except as described in Item 4 above and as set forth in the Stock Purchase Agreement dated January 1, 1983 (the "Stock Purchase Agreement") by and among the various Carroll family members and entities, pursuant to which each party thereto has a right of first refusal to acquire Shares proposed to be sold by other parties thereto at the then current market values for such Shares. In addition, certain of the individuals identified as Reporting Persons are subject to standard provisions governing the conduct of trustees, administrators and persons performing similar functions found in the instruments creating and governing the various entities that they serve in such capacities. Those provisions do not, however, deal with arrangements among the individuals and entities in their separate capacities.

          The summary set forth above of the Stock Purchase
Agreement is qualified in its entirety by reference to the copy of such agreement attached hereto as Exhibit FF and incorporated herein in its entirety by reference.


                      Page 55 of 131 Pages

          The information contained in the final two paragraphs of Item 4 of this restated and amended statement, is incorporated herein in its entirety by reference.

Item 7.   Material to be Filed as Exhibits.

          Item 7 is hereby restated and amended in its entirety as follows:

          Exhibit AA     -    Credit Agreement between Wallace E.
                              Carroll, Jr. and CRL, Inc. dated
                              December 8, 1993 (including form of
                              promissory note).

          Exhibit BB     -    Credit Agreement between Lelia
                              Carroll and CRL, Inc. dated
                              December 8, 1993 (including form of
                              promissory note).

          Exhibit CC     -    Revolving Credit Agreement between
                              CRL, Inc. and The Northern Trust
                              Company dated December 9, 1993
                              (including form of note).

          Exhibit DD     -    Letter from Katy Holdings, Inc. to
                              Katy Industries, Inc. (previously
                              filed as Exhibit Y to the Initial
                              Statement and incorporated herein
                              by reference).*

          Exhibit EE     -    Letter from Philip E. Johnson dated
                              December 7, 1993 to the Special
                              Committee's legal advisor
                              (previously filed as Exhibit Z to
                              the Initial Statement and
                              incorporated herein by reference).*

          Exhibit FF     -    Stock Purchase Agreement dated
                              January 1, 1983 by and among the
                              Reporting Persons (previously filed
                              as Exhibit C to the Initial
                              Statement and incorporated herein
                              by reference).*

          Exhibit GG     -    Joint 13D Filing Agreement
                              (previously filed as Exhibit A to
                              the Initial Statement and
                              incorporated herein by reference).*


                      Page 56 of 131 Pages

          Exhibit HH     -    Supplement dated as of October 31,
                              1992 to Joint Schedule 13D Filing
                              Agreement dated September 1, 1992
                              (previously filed as Exhibit J to
                              the Initial Statement and
                              incorporated herein by reference).*

          Exhibit II     -    Supplement dated as of March 1,
                              1993 to Joint Schedule 13D Filing
                              Agreement dated September 1, 1992
                              (previously filed as Exhibit O to
                              the Initial Statement and
                              incorporated herein by reference).*

          Exhibit JJ     -    Katy Industries, Inc. Press Release
                              dated January 31, 1994.

          Exhibit KK     -    Letter from Barry J. Carroll to
                              certain of the Reporting Persons
                              dated January 31, 1994.

          Exhibit LL     -    Notice of Intent to Sell on Market
                              by Barry J. Carroll dated
                              January 31, 1994.

          Exhibit MM     -    Letter from Arthur R. Miller to
                              Barry J. Carroll dated February 4,
                              1994.

          Exhibit NN     -    Waiver executed by certain
                              corporate Reporting Persons dated
                              February 8, 1994.

___________________

* Indicates previously filed. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, such exhibits are not required to be refiled with this filing.

                      Page 57 of 131 Pages

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1994



                             By:  /s/ Philip E. Johnson
                             ___________________________________
                             Philip E. Johnson, signing in his
                             individual capacity and as
                             attorney-in-fact for the Reporting
                             Persons.

                      Page 58 of 131 Pages